Exhibit 4(b)(4)

Home Office: Cincinnati, Ohio

Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423

LOAN ENDORSEMENT

The annuity contract is changed as set out below to permit loans:

Loan Amount and Conditions

So long as you have not commenced distribution under a payment option (or any other systematic payment program), we may allow you to borrow an amount (the “new loan”) not to exceed the contract value loan limit or the tax law loan limit, whichever is less.

An application for a loan must be made on our form. We may delay granting the loan for up to six (6) months after we receive your request for it. We may also limit the frequency at which loans may be made and the minimum amount of a loan. We may deny your request for a new loan if you have had any loan treated as a deemed distribution under Section 72(p) of the Internal Revenue Code, and that loan has not been repaid in full.

Contract Value Loan Limit

The net amount otherwise payable to you upon a full surrender of this annuity contract must be at least one hundred ten percent (110%) of, and at least $500 more than, the sum of the new loan and the current balance of all other loans, if any, under this annuity contract.

Tax Law Loan Limit

Pursuant to Section 72(p) of the Internal Revenue Code:

1)	the sum of the new loan plus the highest balance of all other loans, if any, under this annuity contract and all other related retirement plans at any time during the one (1) year period ending on the date of the new loan, cannot exceed $50,000; and

2)	the sum of the new loan plus the current balance of all other loans, if any, under this annuity contract and all other related retirement plans cannot exceed the greater of (i) $10,000, or (ii) one-half of the sum of the vested benefits under this annuity contact and all other related retirement plans.

For this purpose, a related retirement plan is a Section 403(b) tax sheltered annuity, a Section 401 pension, profit-sharing or 401(k) plan, a Section 403(a) annuity plan, or a governmental plan, to which the same employer has contributed. We may require you to provide information on such other plans and loans.

Loan Term and Repayment

The principal and interest of each loan must be repaid to us within five (5) years of the date such loan is made. This five (5) year limit will not apply to a loan used to acquire a dwelling unit that is to be used as a principal residence by you. For a loan used to acquire your principal residence, the principal and interest must be repaid to us within thirty (30) years of the date such loan is made. Pursuant to Section 72(p) of the Internal Revenue Code, regular substantially equal periodic payments must be made at least quarterly over the term of a loan until fully paid. We may limit the minimum amount of the loan payments to be made to us.

Lien – Loan Offset

A loan under this annuity contract is a first lien on the annuity contract. Your interest in this annuity contract will be the sole security for the loan. You cannot surrender this annuity contract or annuitize it (or begin payments under any other systematic payment program) unless all loans under it are paid in full. You cannot take a partial withdrawal from this annuity contract if the current balance of all loans under this annuity contract would then exceed the contract value loan limit.

We may require you to hold the amount needed to secure all loans in the Fixed Accumulation Account. You cannot make a withdrawal or transfer from the Fixed Accumulation Account that would reduce it below such amount. You may transfer amounts needed to secure loans from the Subaccounts and Fixed Account guarantee options to the Fixed Accumulation Account. If you do not do so, then we may make such transfers on a pro rata basis.

We may pay off the loan (by treating an amount equal to the balance of the loan as surrendered, and applying it to pay off the loan) if there is a default in repayment. Such a surrender to pay off the loan will be taken from the Fixed Accumulation Account to the extent possible, and then from the balance of the contract on a pro rata basis. Such a surrender to pay off the loan will not occur at a time when the other provisions of this annuity contract prohibit a distribution to you. As required by federal tax law, we will continue to charge interest on a defaulted loan until it is paid off in full even if the loan has been treated as a deemed distribution.

If your spouse becomes the Successor Owner of this annuity contract, he or she may continue a loan that is not in default. In all other cases, the death benefit will be reduced to pay off any loan that is outstanding at the time of your death.

Interest

The interest rate on a loan will not be more than eight percent (8%) per year, unless otherwise provided under any other provision of this annuity contract covering employee benefit plans. Any unpaid interest will be added to the loan; in effect, then, it will be compounded and will be part of the loan.

This is part of your annuity contract. It is not a separate contract. It changes the annuity contract only as and to the extent stated. In all cases of conflict with the other terms of the annuity contract, the provisions of this Endorsement shall control.

Signed for us at our office as of the date of issue.

MARK F. MUETHING	CHARLES R. SCHEPER
SECRETARY	PRESIDENT